Filed Pursuant to Rule 433 Issuer Free Writing Prospectus October 28, 2026 Relating to Preliminary Prospectus Dated October 27, 2026 Registration No. 333-299144 Antonino Turzi, CEO

AUTOLOGOUS PRP + HA INTEGRATED PLATFORM R&D • Clinical • Regulatory Manufacturing • Direct and Distributor Sales IPO ROADSHOW PRESENTATION A global leader in regenerative medicine for orthopedics, wound care, dermatology, and women’s health OCTOBER 2026 PROPOSED NASDAQ: RGNA REGENLAB USA, INC.

DISCLAIMER

This presentation and our related discussion (this “presentation”) contains proprietary and confidential information of RegenLab USA, Inc., its parent and its subsidiaries (the “Company,” “we,” “us,” and “our”), which is being provided to a limited number of parties solely for informational purposes and on the condition that you agree that you will hold it in strict confidence, take normal and reasonable precautions to maintain the confidentiality of such information and not reproduce, disclose, forward or distribute it in whole or in part without our prior written consent. To the maximum extent permitted by law, none of us or our affiliates, directors, officers, partners, employees, agents, or advisors or any other person accepts any liability related to the use or misuse of the information contained in this presentation. By receiving this information, the recipient expressly agrees to maintain the confidentiality of the information herein and to use any such information in accordance with its compliance policies, contractual obligations, and applicable law, including federal and state securities laws. We reserve the right to request the return or destruction of this presentation (together with any copies or extracts thereof) at any time.

This presentation is private and confidential and should not be considered as a recommendation by us or any affiliate or other person in relation to us, nor does it constitute an offer or invitation to sell or the solicitation of an offer to buy any security in the United States or any other jurisdiction, and is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country, or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. This presentation should not be construed as a prospectus or offering presentation and you should not rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed transaction or otherwise.

The information contained herein does not purport to be all-inclusive or contain all of the information that a prospective investor may need or desire. In all cases, interested parties should conduct their own investigation and analysis of the Company and the information and data set forth in this presentation and should rely solely on their own judgment, review and analysis in evaluating the Company. No representations or warranties, express or implied, are given by the Company or its affiliates, directors, officers, partners, employees, agents or advisors or any other person as to the accuracy, completeness, reasonableness or fairness of any information contained in this presentation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, this presentation should not be relied upon for the purpose of evaluating the performance of the Company or for any other purpose, and neither the Company nor any of its affiliates, directors, officers, partners, employees, agents or advisors nor any other person shall be liable for any direct, indirect or consequential liability, loss or damages suffered by any person as a result of this presentation or their reliance on any statement, estimate, target, projection or forward-looking information in or omission from this presentation, and any such liability is expressly disclaimed.

We have filed a registration statement on Form S-1 (File No. 333-299144) (the "Registration Statement"), including a prospectus, with the Securities and Exchange Commission (the "SEC") for an initial public offering of the Company's shares of common stock to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the Registration Statement and any other documents the Company has filed with the SEC, each of which is available on the SEC's website at http://www.sec.gov. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any such offering of securities will only be made by means of a Registration Statement, including a prospectus, filed with the SEC, after such Registration Statement becomes effective. The initial public offering is being made by the means of a prospectus only, copies of which may be obtained from StoneX Financial Inc, Attention: Michael S. Jacobs, 230 Park Avenue, 3nd Floor, New York, NY 10169, by telephone at 212.312.6722 or by email at Michael.Jacobs@StoneX.com.

Industry and Market Data. Unless otherwise indicated, information contained in this presentation and our related discussion concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Forward-Looking Statements” above. These and other factors could cause results to differ materially from those expressed in the projections, assumptions and estimates made by the independent parties and by us.

Trademarks. This presentation includes our logo as well as trademarks and trade names that we own or license. This presentation also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this presentation may appear without any “TM” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Miscellaneous. Numerical figures used in this presentation and our related discussion may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables and charts may not be arithmetic aggregations of the figures that precede them. All currency amounts in this presentation are in USD, unless otherwise stated.

Forward - looking statements This document contains forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward - looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements. In some cases, you can identify forward - looking statements by words or phrases such as “may,” “will,” “could,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “project,” “target,” “continue,” or the negative of these terms or other similar expressions, although not all forward - looking statements contain these words. In evaluating these forward - looking statements, you should consider various factors, including: our ability to develop and sell our proposed products; our ability to source, retain, and expand our technical and business staff to meet the demands of our expanding and diversifying business; our ability to raise the substantial amount of additional funds that will be necessary for our business to succeed, which funds may not be available on acceptable terms or available at all; assumptions relating to the size of the market for our products; unanticipated regulations of our products that add barriers to our business and have a negative effect on our operations; our estimates of expenses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing; our status of an early - stage pre - net income company with a business model and marketing strategy still being developed and largely untested; our ability to avoid a significant disruption in our information technology system, including security breaches, or our ability to implement new system and software successfully; our ability to obtain and maintain intellectual property protection for our products; and other risks identified in our S - 1 registration statement. The foregoing does not represent an exhaustive list of matters that may be covered by the forward - looking statements contained herein or risk factors that we are faced with. Forward - looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward - looking statements due to a number of factors, including those set forth above. Except as required by applicable law, we do not plan to publicly update or revise any forward - looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise. 2

The offering REGENLAB USA First outside equity since the company was founded 25 years ago 3 RegenLab USA, Inc. Issuer Initial Public Offering Transaction Type RGNA / NASDAQ Proposed Symbol / Exchange 2,500,000 shares Shares Offered $6.00 - $8.00 Offering Price Per Share $17,500,000 Offering Size at Midpoint 19,962,451 Pre - Offering Shares Outstanding StoneX Financial Inc. Sole Book Running Manager USE OF PROCEEDS 60% Sales & marketing 27% R&D , clinical studies & regulatory expenses 10% Working capital 3% Machine equipment & facility upgrades 1 Based on an assumed offering price of $7.00 per share (midpoint of range) and no exercise of the over - allotment option. Allocati on is approximate and subject to change; percentages rounded.

ABOUT US Vertically integrated regenerative medicine platform RegenLab develops and commercializes standardized autologous PRP, PRP + HA and tissue - engineering technologies through an integrated operating platform END - TO - END CAPABILITIES R&D Manufacturing Clinical Regulatory IP Commercial FOUR THERAPEUTIC PLATFORMS 01 Musculoskeletal Knee osteoarthritis & orthobiologics 02 Advanced Wound Care Chronic & surgical wounds 03 Medical Aesthetics Dermatology & skincare 04 Women’s Health Urogynecology Integrated operations across New Jersey, France & Switzerland Three manufacturing sites • dedicated clinical/regulatory teams • global IP management 4

INVESTMENT THESIS Established commercial scale, multiple near - term catalysts 01 ESTABLISHED COMMERCIAL BUSINESS • 2025 net product sales: $49.2M (+2%) • 1H26 net product sales: $29.3M (+21%) • 1H26 operating income: $2.1M (+$3M) 02 PROPRIETARY MODULAR PLATFORM • Liquid PRP 1 | PRP + HA | gel / fibrin (biological glue) | BMC • Four therapeutic markets with common technology 03 CLINICAL + REGULATORY VALIDATION • ~300 completed clinical studies • 70+ granted patents; U.S. 510(k) and PMA (Premarket Approval) pathways 04 GLOBAL COMMERCIAL INFRASTRUCTURE • 90+ countries served through direct sales + distributors • Stryker, MiMedx, OPKO Health and Smith+Nephew relationships 05 CATALYST - RICH GROWTH PLAN • CellularMatrix U.S. PMA + RegenMatrix launch • U.S. wound care scale - up 25+ years operating history 90+ countries served 2M+ patients treated 3 manufacturing sites 1 PRP = platelet - rich plasma | HA = hyaluronic acid | BMC = bone marrow stem cells 5

REVENUE SOURCES Diversified revenue mix 6 By Product 1 RegenKit 49% CellularMatrix 24% Other 14% Wound Care 12% By Geography 1 Europe 44% US 30% Asia / ROW 26% Key takeaways MSK 2 remains the dominant segment, representing over 50% of revenue, driven by arthrosis, dental, veterinary, and radiology treatments Aesthetics encompasses alopecia, skincare, gynecology, and urology Wound Care share has increased significantly, driven by the U.S. partnership with MiMedx 1 1H 2026 data as of 06/30/2026. Product percentages may not total 100% due to rounding. 2 MSK = musculoskeletal.

CORE TECHNOLOGY

Proprietary best-in-class PRP technologies, alone or + HA

Pioneering PRP for 25 years, today RegenLab is a leader in autologous tissue engineering

RegenKit

Standardized autologous PRP therapy process for healthy tissue


Collection whole blood
Centrifugation
Homogenization
Anticoagulant
Separator Gel
10 ml of blood
Separator Gel
Plasma supernatant
Platelet sediment on the gel surface
Separator Gel
White Blood Cells
Red Blood Cells
A-PRP
Separator Gel
White Blood Cells
Red Blood Cells
Plasma
Platelet sediment on the gel surface
Separator Gel
Pro-inflammatory White Blood Cells
Red Blood Cells

CellularMatrix

Tissue engineering innovation (PRP + HA) for complex tissue


COLLECTING WHOLE BLOOD
CENTRIFUGATION
RE-SUSPENSION
Anticoagulant
Separator Gel
HA
4mL of blood
Separator Gel
HA
A-PRP
Separator Gel
Red Blood Cells
A-PRP & HA
Separator Gel
Red Blood Cells
HA
Plasma
Platelet sediment on the gel surface
Separator Gel
Pro-inflammatory White Blood Cells
Red Blood Cells

Hyaluronic Acid

Isolating PRP




Blood Collection
Centrifugation
Platelet Resuspension
Ready to use

regenlab 7

CELLULARMATRIX ® PRP + HA Knee osteoarthritis rankings Ranked #1 at 12 months in several meta - analyses 5,089 patients · 37 RCTs · corticosteroids ranked last SUCRA RANKINGS AT 12 MONTHS (higher = better) 17.2 17.7 12.4 44.4 50.1 44.8 81.8 82.5 83.1 96.7 84.8 91.9 0 25 50 75 100 VAS Pain WOMAC Pain WOMAC Function CS alone HA alone PRP alone PRP + HA HEAD - TO - HEAD French RCT Out of 28 RegenLab clinical studies CellularMatrix vs. Synvisc - One (n=156) Pain on walking (WOMAC A1) Superior (p<0.05) Lower adverse event rate than hyaluronic acid No serious adverse events reported Head - to - head: Delgado et al. 2022 (n=156). Ref: Gupta et al. 2025 Bayesian network meta - analysis (37 RCTs 5,089 patients) | U.S. pivotal study remains ongoing 8

COMPARATIVE EFFICACY

CellularMatrix versus key competitors

Multicentric study comparing CellularMatrix to ArthroVisc and Ostenil Plus[1]



VAS
IKDC
WOMAC (inverted score)
KOOS
baseline
2M
6M
12M
CM
AV
OP

53 patients (age 40-80) with KOA[3] (90 knees tested)

A 3-injection regimen of CellularMatrix delivered a statistically significant improvement ($p<0.01$) at 6 months of 71.1% vs. 28.9% for ArthroVisc and 33.5% for Ostenil Plus, in the Total WOMAC inverted, also after 12 months

Multicentric, prospective, randomized controlled trial comparing CellularMatrix to Synvisc-One®[2]



Womac A1 Mean +/-95% CI overtime
60
50
40
30
20
10
0
VT
M1
M3
M6
Cellular Matrix TM
Synvisc One

156 patients (age 40-80) with symptomatic femorotibial KOA

A single injection of CellularMatrix delivered a statistically significant improvement ($p=0.044$) at 6 months of 35.2% vs. 16.6% for Synvisc-One, in the WOMAC1 sub-score related to pain on walking

[1] Barac, B., et al. (The new treatment approach in knee osteoarthritis: Efficacy of CellularMatrix combination of platelet-rich plasma with hyaluronic acid versus two different types of hyaluronic acid (HA). Int. J. Clin. Rheumatol. 2018;13(5):289-9
[2] T. Delgado et al, 2022, vol 89, Revue du Rhumatisme
[3] KOA = knee osteoarthritis

9

U.S. FDA STATUS CellularMatrix PMA for knee osteoarthritis: modular submission underway Pursuing Premarket Approval (PMA) via the modular pathway for a Class III device; not yet FDA approved MODULAR PMA SUBMISSION TIMELINE 1 Module 1 Q1 2026 Submitted 2 Module 2 April 2026 Submitted 3 Module 3 October 2026 Submitted 4 FDA decision Mid - 2027 Expected 3 - 6 month turnaround PRODUCT & INDICATION • Product: autologous PRP combined with linear hyaluronic acid • Indication: moderate knee osteoarthritis (Kellgren – Lawrence Grade III) • Classification: Class III device; expected to be regulated as a combination product (HA drug constituent) • EU: CE - marked as a Class III implantable device under the EU MDR Only certified single - step PRP + HA device worldwide to the Company’s knowledge; IPO proceeds support R&D and regulatory expenses for clinical studies in Europe and the U.S. The Company cannot predict U.S. commercialization timing; PMA approval is not assured. 10

REGENMATRIX CLINICAL RESULTS Primary endpoint: WOMAC A (pain) Trajectories progressively diverge in favor of RM - PRP - XLHA WOMAC A PAIN SCORE BY VISIT (mean, lower = better) 20 25 30 35 40 45 50 55 60 65 Baseline M1 M3 M6 RM - PRP - XLHA Hylan G - F 20 Placebo WITHIN - GROUP CHANGE, BASELINE TO M6 RM - PRP - XLHA −28.3 [−33.0; −23.6] Hylan G - F 20 −14.8 [−19.4; −10.2] Placebo −10.7 [−16.2; −5.2] ANOVA Time effect: p<0.0001 Time × treatment interaction: p<0.0001 Treatment effect on change: p<0.0001 Pain relief visible from M1, then continues to increase at M3 and M6 relative to both comparators Source: RegenMatrix clinical study report (CSR) summary, CSR dated 4/4/2026. 11

REGENMATRIX CLINICAL RESULTS

WOMAC: RegenMatrix benefits in all parameters under evaluation

Change from baseline (Δ = visit − baseline) in WOMAC subscores and total score, by visit

STIFFNESS Δ from baseline


0
−5
−10
−15
−20
−25
−30
Hylan G-F 20
Placebo
RM-PRP-XLHA
M1
M3
M6

FUNCTION Δ from baseline


0
−5
−10
−15
−20
−25
Hylan G-F 20
Placebo
RM-PRP-XLHA
M1
M3
M6

TOTAL WOMAC Δ from baseline


0
−5
−10
−15
−20
−25
−30
Hylan G-F 20
Placebo
RM-PRP-XLHA
M1
M3
M6

At baseline

all WOMAC subscores are comparable (p>0.05)

At M3 and M6

all overall comparisons become significant or highly significant, with consistently lower scores with RM-PRP-XLHA

Conclusion

Simultaneous improvement in pain on walking, overall pain, stiffness, function, and total WOMAC

On October 2, 2026, RegenLab submitted a Q-Submission to the FDA relating to RegenMatrix™ OA. The Q-Submission forms part of the Company's ongoing regulatory interactions with the FDA regarding the development and potential U.S. regulatory pathway for RegenMatrix™ OA.

Source: RegenMatrix clinical study report (CSR) summary, CSR dated 4/4/2026.

regenlab 12

COMMERCIAL PARTNERSHIP Stryker | Established channel with potential 2027 expansion opportunity Long - standing orthopedics & sports medicine relationship | RegenKit - THT → BCT → ExtraCell - BMC → potential broader collaboratio n SINCE 2011 1 ESTABLISHED CHANNEL RegenKit ® - THT + centrifuges • Non - exclusive marketing, promotion and distribution • U.S.: general orthopedics, spine and wound care • Global: sports medicine rights under detailed agreement Existing channel + clinician access SINCE 2012 2 PORTFOLIO EXPANSION RegenKit ® - BCT FDA 510(k) cleared May 8, 2012 BK110061 • Produces true leukocyte - poor PRP (LP - PRP) • Complements THT, which recovers more mononuclear cells Broader PRP portfolio via Stryker’s reach 2026 3 ORTHOBIOLOGIC EXPANSION RegenKit ® ExtraCell - BMC FDA 510(k) cleared May 29, 2026 BK251274/0 • PRP from peripheral blood or a mixture of peripheral blood + bone marrow • Mixed with autograft / allograft bone before application to a bony defect Orthopedics + spine adjacency 2027 POTENTIAL 4 STRATEGIC OPPORTUNITY Potential extension across all therapeutic indications 2027 broader collaboration opportunity Existing channel + new orthobiologic clearance INVESTMENT TAKEAWAY Existing channel, a broader portfolio now including RegenKit - BCT, and a new orthobiologic clearance create an additional avenue for growth and market penetration through Stryker. 13

U.S. WOUND CARE

FDA clearance + CMS reimbursement

RegenKit Wound Gel (RegenWound)

FDA 510(k) BK210661 (July 8, 2022), Class II
CE-MDR Class IIb (valid through Dec. 31, 2028)
For exudating cutaneous wounds: DFUs, pressure ulcers, and leg ulcers

Cellular Membrane (CellularWound)

Newly EU-MDR certified PRP-HA-Ca combination for advanced wound management

MiMedx – exclusive U.S. distributor as of January 2026

NATIONAL AVG REIMBURSEMENT

Hospital Outpatient: $2,107.97
Other Places of Service: $1,064.49

per procedure (CY 2026)

CMS REIMBURSEMENT (NCD 270.3)

G0465	Diabetic chronic wounds (DFUs)	$2,107.97
G0460	Non-diabetic chronic ulcers	Varies by MAC[1]

Up to 20 treatments (1x/week for 20 weeks), including debridement.
Few PRP competitors hold both FDA clearance and CMS national reimbursement

[1] MAC = Medicare Administrative Contractor; G0460 reimbursement is not nationally standardized. Reimbursement varies by site of service.

regenlab 14

OUR MARKETS Four multibillion - dollar markets Musculoskeletal including knee osteoarthritis & tendinopathies $7.5B for sports medicine market worldwide in 2025 1 • More than 1 million knee replacement procedures annually in the U.S. 2 RegenKit CellularMatrix Advanced Wound Care including diabetic foot ulcers $7.0B for DFU treatment in 2025 3 • 14 - 24% of U.S. diabetics with foot ulcers undergo amputation 4 • 589M adults with diabetes worldwide in 2024 (IDF) 5 • Worldwide average DFU prevalence is 6.3% 6 RegenKit Wound Gel Skincare including skin aging, alopecia & urogenital $4.8B for HA dermal filler worldwide market in 2025 7 $12.5B for alopecia worldwide market in 2025 8 RegenKit CellularMatrix Women’s Health including GSM & genital discomfort $3.7B for vulvar and vaginal atrophy therapy market in 2024 9 $5.5B for vaginal rejuvenation market in 2025 10 RegenKit CellularMatrix 15 Sources: 1 Global Market Insights, Sports Medicine Market (Apr 2026). 2 Kim et al. ’s Trends and Outcomes in Technology - Assisted Total Knee Arthroplasty in the United States from 2020 to 2024 (2026) . Arthroplasty Today (2026), total knee arthroplasty volume. 3 Global Market Insights, Diabetic Foot Ulcer Treatment Market ($6.95B). 4 American Podiatric Medical Association. 5 IDF Diabetes Atlas, 11th ed. (2025), adults 20 – 79. 6 Zhang et al., Annals of Medicine (2017), global meta - analysis. 7 Spherical Insights, Hyaluronic Acid Dermal Fillers Market ($4.79B). 8 Future Market Insights, Alopecia Treatment Market. 9 Market Research Future, Vulvar & Vaginal Atrophy Therapy Market ($3. 7 2B). 10 Fortune Business Insights, Vaginal Rejuvenation Market. All market figures are global, in USD.

MANUFACTURING Three regional R&D & manufacturing facilities • Proximity to regulators + market proximity • Each factory has the capacity to support $100M in product sales 1 • Current worldwide capacity to support $300M in product sales 2 In anticipation of global market expansion, capacity to support sales from $50M to $500M without additional capex. 3 New Jersey for Americas & Australia 2021 Since 50 FTEs 3,000 Sqm 2M tubes/yr Up to ISO 13485 MDSAP France for Europe 2024 Since 55 FTEs 3,000 Sqm 2M tubes/yr Up to Certification in Q4 2023 Switzerland for Middle East & Asia 2009 Since 75 FTEs 3,000 Sqm 2M tubes/yr Up to ISO 13485 MDSAP EU - MDR 2017/745 16 1 Company estimate, based on production capacity of approximately 2 million tubes per year per facility on a single - shift basis. 2 Company estimate, based on aggregate production capacity of approximately 6 million tubes per year across the three facilitie s on a single - shift basis. 3 Company belief, supporting annual product sales above the ~$300 million single - shift capacity assumes additional production shif ts at existing facilities.

LEADERSHIP Management & board of directors Antonino Turzi 1 Executive Chairman & CEO, Founder Founded Regen Lab SA in 2003; sole inventor of 100+ patents & applications. Law degree, Paris University. Jean - Marc Biscarrat CFO, Director 25+ years financial leadership in US - listed and mid - cap, LBO - backed companies; financial director at Dendrite & KCI. Giuseppe Calloni, PhD CEO, RegenLab USA LLC 25 years in chemical & biotech management; 25 publications, 3 patents. PhD, University of Milan. Daphne Metzger, PhD Chief Operating Officer Joined Regen Lab in 2010; led ISO 13485 + MDSAP across 3 sites. PhD, University of Geneva. Carlo Turzi, MBA Chief Commercial Officer Joined Regen Lab in 2010; UN University University of Geneva. Eric Del Cotto Independent Director 25+ years MedTech management in Europe. President, EffiPerf. Former MD, Owen Mumford. Chris Fashek 2 Independent Director Nominee 30+ years medical device & wound care. Founder & Chairman, MedTech Solutions Group. Catherine Fuhr 2 Independent Director Nominee 25+ years global industrial & manufacturing. Founder, GSI Consulting Group. Eric Loges 2 Independent Director Nominee Finance & executive leadership. Partner, Seaton Hill Partners. Former CFO, A. Finkl & Sons. 1 Antonino Turzi currently has 98.6% voting pre - IPO and will be diluted accordingly post - IPO; RegenLab is a controlled company un der NASDAQ rules. 2 To be appointed immediately prior to effectiveness of registration statement. 17

PERIOD OF CONSOLIDATION 2025 financial summary The France factory opening, the U.S. facilities relocation from Brooklyn to Jersey City, and the modernization of the Swiss f act ory compressed margins in 2024 and 2025 | 1H 2026 operating income has already reached $2.1 million Change 2024 2025 ($000s) +2% $48,382 $49,170 Net Product Sales +7% $13,914 $14,934 COGS - 1% $34,468 $34,236 Gross Profit - 161 bp 71.2% 69.6% Gross Margin +5% $14,981 $15,690 Marketing & Distribution - 3% $11,774 $11,385 G&A +53% $4,236 $6,486 R&D - 81% $3,477 $675 Operating Income 2025 NON - RECURRING ITEMS U.S. channel realignment shift to distribution NJ factory relocation ~$2.4M (reclassified to G&A) R&D expense increase +$2.3M (RegenMatrix, BBI) 2025 CASH FLOW Operating ($542K) Investing ($1.6M) Financing +$3.6M Net Change +$888K 2024 figures restated. Income from operations $675K (2025) vs. $3,477K (2024), - 81%; net loss $(1,241)K vs. net income $2,312K. R&D rose to $6,486K (13% of revenue). 2025 G&A savings offset by U.S. factory relocation costs ( - $2.4M). The S - 1 includes a going - concern qualification. 18

RESUMED GROWTH 1H 2026 financial performance Change 1H 2025 1H 2026 ($000s) +21% $24,224 $29,318 Net Product Sales +22% $15,023 $18,274 Gross Profit +30 bp 62.0% 62.3% Gross Margin +2% ($15,790) ($16,175) Total OpEx +$2.9M ($767) $2,099 Operating Income +1.0M $(32) $71 Net Income +21% YoY growth in net product sales $8.9M U.S. net product sales (+89% YoY) 30% U.S. revenue share (vs 19% in 2025) $2.1M Positive operating income 1H 2026 net income $0.7 million, EPS $0.01; positive operating cash flow. Per S - 1 unaudited interim financials; not necessarily indicative of full year. 19

FINANCIAL SUMMARY Balance sheet summary 20 As of June 30, 2026 | Unaudited June 30,2026 ($000s) ASSETS $22,342 Total Current Assets $34,152 Total Non - Current Assets $56,494 Total Assets LIABILITIES AND STOCKHOLDERS’ EQUITY $35,146 Total Current Liabilities¹ $31,101 Total Non - Current Liabilities $66,247 Total Liabilities $(9,753) Total Stockholders’ Deficit $56,494 Total Liabilities and Stockholders’ Equity 1 The Company is currently negotiating an extension of approximately $10.4 million in current notes payable, including $8.3 mil li on maturing in October 2026.

OUTLOOK

Milestones & growth strategy

Funds will be dedicated to Regulatory, Reimbursement, Sales & Marketing

2026

U.S. WOUND CARE ACCELERATION

- Wound care: 3% of 2025 revenue → 20% of Q1 2026 revenue (MiMedx)
- IPO proceeds to fund U.S. commercial build-out, CellularMatrix PMA completion

2027

TISSUE ENGINEERING PRODUCT LAUNCH

- CellularMatrix PMA approval mid-2027 → U.S. market launch; CPT code ~CYE
- RegenMatrix EU & U.S. launch
- Wound care EU / Asia expansion via distribution partners

2028 - 2029

GLOBAL SCALE

- Full product portfolio deployed globally
- New distribution territories and partnerships
- M&A horizontal growth

regenlab 21

INVESTOR RELATIONS RegenLab USA, Inc. CORE IR Bruce Voss bruce@coreir.com regenlab.com Proposed Nasdaq: RGNA A global leader in regenerative medicine for orthopedics, wound care, dermatology, and women’s health

APPENDIX

Global IP portfolio of 120+ patents & applications

70+ patents granted

20+ U.S. patents granted

50+ applications pending

PATENTS

PRP/BMC, Cell Extracts & Cell Culture	15 granted, 1 pending
Autologous Thrombin Serum Alone or +PRP	10 granted, 5 pending
PRP + HA (CellularMatrix & RegenMatrix)	40+ granted, 15+ pending
CellularWound / CellularMembrane (CaGlu)	5 granted, 10+ pending
Tranexamic Acid Wound Care Technology	5 pending
Convalescent Plasma/Serum	3 granted, 4 pending
Platelet-Derived EVs & Exosomes	9 pending

- Continuous patents listed every year
- INSERM-ICAM France patent on platelet exosomes for liquid biopsies to monitor cancers regenlab 23

APPENDIX MiMedx | Exclusive U.S. distribution + milestone - driven economics U.S. wound care channel | non - exclusive launch → exclusive distribution → scale through 2030 JUL 2025 1 INITIAL RELATIONSHIP RegenWound Gel PRP Kit I + Kit II • Non - exclusive U.S. distribution relationship established • Commercial collaboration preceded broader exclusivity • FDA - cleared RegenWound Gel platform Initial U.S. wound care channel DEC 2025 2 EXCLUSIVE U.S. CHANNEL Exclusive distributor for RegenWound Gel PRP kits $5.0M upfront received January 2026 • MiMedx responsible for sales, marketing, training and reporting • RegenLab supplies products at agreed supply prices • CMS - reimbursed PRP wound applications National commercialization platform THROUGH 2030 3 MILESTONE - DRIVEN SCALE Up to $5.0M additional milestone payments $1M at each cumulative net sales threshold $15M • $35M • $65M • $100M • $125M Agreement through Dec. 31, 2030 + automatic one - year renewals INVESTMENT TAKEAWAY Exclusive national distribution + reimbursement + milestone economics create a scalable U.S. wound care channel with aligned partner incentives. 24

APPENDIX Strong scientific and educational platform | Biobridge Foundation • Based on 20 years of experience , these 6 books are intended for physicians who practice and conduct research in disciplines where PRP represents a therapeutic option. • Biobridge Congress and Conference, Biobridge Workshops and Webinars 25

APPENDIX U.S. PRP market share 26 2025 MARKET SHARE BY COMPANY (approximate % of U.S. market) 23% 16% 11% 10% 9% 6% 25% 0% 5% 10% 15% 20% 25% 30% Arthrex EmCyte RegenLab Globus Medical Isto Biologics Zimmer Biomet Others Source: Grand View Research, SmartTrak and Fortune Business Insights. Competitor shares per third - party sources; RegenLab share is a Company estimate based on its 2025 U.S. PRP kit sales relative to estimated total U.S. PRP market size.